Exhibit 99.1

Telesat secures substantial multi-year contract with Viasat for Telesat Lightspeed services

OTTAWA, ONTARIO- April 7, 2025 –Telesat (Nasdaq and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced that Viasat Inc. has signed a substantial multi-year contract for Telesat Lightspeed Low Earth Orbit (LEO) services. Under its multi-orbit strategy, Viasat plans to integrate Telesat Lightspeed into its services portfolio for aviation, maritime, enterprise and defense markets.

“From inception, we designed Telesat Lightspeed with advanced capabilities to meet the demanding, secure, mission-critical requirements of enterprise and government users, with unprecedented flexibility in how our customers define, deliver, manage and monitor the quality of experience to their end users,” stated Dan Goldberg, President and CEO of Telesat. “We are honored to be selected by Viasat – a global leader in satellite-delivered broadband solutions – as a LEO broadband connectivity provider, further validating the unique capabilities Telesat Lightspeed offers to enhance a service provider’s value proposition in the dynamic broadband connectivity market.”

Viasat is well positioned as the largest broadband connectivity provider in the commercial aviation market, providing airlines with unprecedented scalability and flexibility to differentiate their onboard experience. The thousands of airplanes that have the Viasat GM-40 antenna installed today will be able to access the Telesat Lightspeed network when global services commence in late 2027. Viasat and its airline customers also will be able to install next-generation electronically steerable antennas (ESAs) to access the advanced Telesat Lightspeed constellation.

Telesat Lightspeed enables enhanced inflight connectivity by delivering high-speed, low-latency broadband globally, as well as to hotspots such as large airport hubs, all backed by enterprise-grade Service Level Agreements (SLAs) for guaranteed performance. Airlines will be assured that passengers on every plane and every route around the world, including over the polar regions, will be capable of enjoying high quality connectivity gate-to-gate.

By designing to government cybersecurity standards and implementing a Zero-Trust Network Access architecture, Telesat Lightspeed will have the ability to provide secure and resilient communications for defense users. Built to telecom Carrier Ethernet standards for ease of integration and interoperability, Telesat Lightspeed supports the network automation goals of Viasat and other service providers.

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (Nasdaq and TSX: TSAT) is one of the largest and most innovative global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s state-of-the-art Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity, secure and resilient links with fibre-like speeds. For updates on Telesat, follow us on LinkedIn, X, or visit www.telesat.com.

Media Contact:

W2 Communications for Telesat

telesat@w2comm.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,”, “plans,” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. All statements made in this press release are made only as of the date set forth at the beginning of this release. Telesat Corporation undertakes no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this press release.

These forward-looking statements are based on Telesat Corporation’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat Corporation’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. There are numerous risks and uncertainties associated with Telesat’s business and the Telesat Lightspeed constellation. Known risks and uncertainties include but are not limited to: inflation and rising interest rates; Telesat’s ability to meet the funding conditions of its funding agreements with the Government of Canada and Government of Quebec; technological hurdles, including our and our contractors’ development and deployment of the new technologies required to complete the constellation in time to meet our schedule, or at all; the availability of services and components from our and our contractors’ supply chains; competition; risks associated with domestic and foreign government regulation, including access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; and volatility in exchange rates. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2024, that was filed on March 27, 2025, with the United States Securities and Exchange Commission (“SEC”) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (“SEDAR”), and may be accessed on the SEC’s website at https://www.sec.gov/ and SEDAR’s website at https://www.sedarplus.ca/ as well as our subsequent reports on Form 6-K filed with the SEC and also available on SEDAR.